Exhibit 23.4

Independent Auditor’s Consent

The Board of Directors

LS Power Development, LLC:

We consent to the use of our report dated April 13, 2007, with respect to the combined balance sheets of the Power Generation Business of LS Power Development, LLC and Affiliates as of December 31, 2006 and 2005, and the related combined statements of operations, owners’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2006 included in this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4, to register the $550,000,000 7.50% Senior Unsecured Notes due 2015 and $1,100,000,000 7.75% Senior Unsecured Notes due 2019 (the Registration Statement). We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ KPMG LLP

Philadelphia, Pennsylvania

September 19, 2007